04030513

HAECO

Our Ref: CSA/CPA12/24

SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH. D.C. 155 SECTION

20th May 2004

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose a copy of the resolutions passed at the Annual General Meeting of the Company held on 11th May 2004.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Margaret YU
Secretary

Encl.

c.c.: Bryan Ho, BONY-NY (w/e) – Fax No. 002-1-212-571-3050

LW/sn
P:\SN\HAECO\12\MB\AGM\2004\ltr_SENY_resol passed

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group

Company No.: 3171

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Passed on 11th May 2004

At the Annual General Meeting of the Company duly convened and held in the Elbrus Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, on Tuesday, 11th May 2004 at 4:30 p.m., the following Resolutions as set out in the Notice convening the Meeting were passed:

As Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution); and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares thereof on the register on a fixed record date in proportion to their then holdings of such shares thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

7. THAT the aggregate fees paid to the Directors in any one year shall not exceed HK$2 million.

As Special Resolution

8. THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(i) By adding the following definition immediately after the definition of "these Articles" in Article 2(a):

"associates" has the meaning given in the Listing Rules;

(ii) By adding the following definitions immediately after the definition of "dollars" in Article 2(a):

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"entitled person" shall mean an "entitled person" as defined in section 2(1) of the Ordinance;

(iii) By adding the following definition immediately after the definition of "the Register" in Article 2(a):

"relevant financial documents" shall mean "relevant financial documents" as defined in section 2(1) of the Ordinance;

(iv) By deleting the word "and" immediately after the definition of "the Stock Exchange" in Article 2(a) and adding the following definition immediately after the same definition:

"summary financial report" shall mean "summary financial report" as defined in section 2(1) of the Ordinance; and

(v) By deleting the definition of "in writing" and "written" in Article 2(a) in its entirety and substituting the following therefor:

"in writing" and "written" includes any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communication.

(vi) By adding the following paragraphs (g) and (h) after paragraph (f) in Article 2:

(g) References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communications, any number or address used for the purposes of such communications.

(h) References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time.

(vii) By deleting the words "The Stock Exchange of Hong Kong Limited" in Article 7(a) and substituting therefor the words "the Stock Exchange".

(viii) By adding the following new Article immediately after Article 63 as Article 63A:

63A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article.

(ix) By adding the following new Article immediately after Article 81 as Article 81A:

81A. If any member is required under the Listing Rules to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any vote cast by or on behalf of

such member in contravention of such requirement shall not be counted.

(x) By adding the word "is" after "or the transfer of the shares in respect of which the vote" in Article 86.

(xi) By deleting the word "shall" after "if willing to continue to act," in Article 94.

(xii) By deleting the words "not less than seven nor more than twenty-eight days before the date appointed for the meeting" in Article 95 and substituting therefor the words "during a period of seven days commencing on and including the day after the despatch of the notice of the meeting".

(xiii) By amending Article 116 as follows:

(a) by deleting the words "any such contract or arrangement or proposal in which he is materially interested" and substituting therefor the words "any board resolution approving any contract or arrangement or proposed contract or arrangement in which he or any of his associates is materially interested" immediately after the words "in the quorum in respect of";

(b) by deleting the word "proposal" in each of paragraphs (a) to (f) and substituting therefor the words "proposed contract or arrangement";

(c) by adding the words "or any of his associates":

(i) immediately after the words "for giving any Director" in paragraph (a);
(ii) immediately after the words "money lent by him" in paragraph (a);
(iii) immediately after the words "incurred or undertaken by him" in paragraph (a);
(iv) immediately after the words "for which the Director himself" in paragraph (b);
(v) immediately after the words "subscription or purchase where the Director" in paragraph (c);
(vi) immediately before the words "is interested only as an officer" in paragraph (d);
(vii) immediately before the words "is interested, directly or indirectly, as a holder of shares" in paragraph (e); and
(viii) immediately after the words "any employees' share scheme under which the Director" in paragraph (f);

(d) by deleting the words "the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited)" in paragraph (e) and substituting

therefor the words "the aggregate interest of such Director and his associates"; and

(e) by deleting the words "equal to or" immediately before the words "less than five per cent. of such issued shares" in paragraph (e).

(xiv) By adding in Article 123 after the words "three Directors shall constitute a quorum." the following:

A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such meeting will be treated as taking place where most of the participants are or where the chairman of the meeting is if no more than one participant is in each place or if there are two or more places where most of the participants are.

(xv) By deleting Article 165 in its entirety and substituting therefor the following Article:

165. (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of any relevant financial documents and/or any summary financial report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the

relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or on or before such date as is permitted under applicable law shall, in relation to that Consenting Person, be deemed to discharge the Company's obligations under paragraph (b).

(xvi) By deleting Article 167 in its entirety and substituting therefor the following Article:

167. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules or regulations (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(a) personally;

(b) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (or in the case of any other entitled person, to such address as he may provide to the Company for that purpose);

(c) by delivering it to or leaving it at such address as aforesaid;

(d) by publishing it by way of advertisement in one or more newspapers;

(e) by sending it as an electronic communication to the entitled person concerned at such address as he may provide to the Company in writing for that purpose;

(f) by publishing it on a computer network (including the Company's website); or

(g) by any other means authorised in writing by the entitled person concerned.

(xvii) By deleting Article 169 in its entirety and substituting therefor the following Article:

169. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(a) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(b) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(c) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered;

(d) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person concerned, the day on which the notice or document first appears on the computer network concerned; and

(e) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.

(xviii) By deleting Article 171 in its entirety and substituting therefor the following Article:

171. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in

Article 167 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(xix) By deleting the words "by post to, or left at the registered address of, any member, in pursuance of these Articles" in the first line of Article 172 and substituting therefor the words "to any member in such manner as provided in Article 167".

(xx) By deleting Article 174 in its entirety and substituting therefor the following Article:

174. (a) The signature to any notice or document by the Company may be written, printed or, to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 165 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(xxi) By deleting Article 175 in its entirety.

D.M. Turnbull
Chairman